Exhibit 5.2

Management Information Circular

                                                     [MARSULEX GRAPHIC OMITTED]


Executive Offices
111 Gordon Baker Road, Suite 300
Toronto, Ontario
M2H 3R1


NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual meeting of shareholders (the "Meeting") of Marsulex Inc. (the "Company") will be held at 3:00 p.m. (Toronto time) on May 18th, 2006 at The Gallery, TSX Broadcast & Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario, Canada M5X 1J2 for the following purposes:

         (a) to receive the financial statements of the Company for the fiscal year ended December 31, 2005 and the report of the auditors thereon;
         (b)      to elect directors for the ensuing year;
         (c) to appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors; and
         (d) to transact such other business as may properly come before the meeting and any and all adjournments or postponements thereof.

The accompanying Management Information Circular provides additional information relating to matters to be dealt with at the Meeting and forms part of this Notice.

DATED at Toronto, Ontario this 22nd day of March, 2006


                                           By Order of the Board of Directors

                                           /s/ Laurie Tugman

                                           LAURIE TUGMAN
                                           President and Chief Executive Officer

Note: If you are a holder of common shares of the Company and you are not able to be present at the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to the Company's transfer agent, Computershare Investor Services Inc. ("Computershare"), using the enclosed envelope. Computershare must receive your proxy no later than 5:00 p.m. (Toronto time) on May 17, 2006 or, if the meeting is adjourned or postponed, 48 hours (excluding Saturdays and statutory holidays) before any reconvened meeting. Only shareholders of record at the close of business on March 23, 2006 will be entitled to notice of the meeting or any adjournment or postponement thereof, except that a person who has acquired shares subsequent to March 23, 2006 will be entitled to vote such shares upon making a written request to that effect by May 17, 2006 to the Corporate Secretary of the Company and establishing ownership of such shares.

Management Information Circular                      [MARSULEX GRAPHIC OMITTED]

The purpose of the annual meeting of shareholders of Marsulex Inc. (the "Meeting") is to elect directors, to appoint auditors and to receive the 2005 financial statements of the Company.

THE CORPORATION

Marsulex Inc. ("Marsulex" or the "Company") was amalgamated under the laws of Canada by a Certificate of Amalgamation dated June 16, 1989. By a Certificate of Amendment dated June 16, 1989, the Company amended its articles to remove the private company restrictions. By a Certificate of Amendment dated November 19, 1996, Marsulex amended its articles by, among other things, changing the minimum and maximum number of directors, amending the authorized capital and reclassifying certain classes of shares to prepare for a rights offering.

PROXY SOLICITATION AND VOTING AT THE MEETING

Solicitation of Proxies by Management

This Management Information Circular is furnished in connection with the solicitation by management of Marsulex of proxies to be used at the Company's Meeting to be held on Thursday, May 18, 2006 at 3:00 p.m. (Toronto time) at The Gallery, TSX Broadcast & Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario, Canada M5X 1J2. The costs of such solicitation will be borne by the Company. The solicitation will be primarily by mail. However, the directors, officers and employees of the Company may also solicit proxies by telephone, facsimile or in person. The information contained herein, unless otherwise indicated, is given as at March 1, 2006.

The persons specified in the enclosed form of proxy are representatives of management and are directors and/or officers of the Company. Each shareholder has the right to appoint a person (who need not be a shareholder of the Company) other than the persons designated in the enclosed form of proxy, to attend and act for the shareholder and on the shareholder's behalf at the Meeting or any adjournment or postponement thereof. This right may be exercised by striking out the names of the designated persons on the form of proxy and inserting the name of the shareholder's nominee in the space provided, or by completing another appropriate form of proxy. In either case, the proxy form must be dated and be executed by the shareholder, or his or her attorney authorized in writing. To be valid, proxies must be returned in the enclosed envelope or deposited with the Company's transfer agent, Computershare Trust Company of Canada ("Computershare"), at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 Attention: Proxy Department. Computershare must receive your proxy no later than 5:00 p.m. (Toronto time) on May 17, 2006 or, if the Meeting is adjourned, 48 hours (excluding Saturdays and statutory holidays) before any reconvened Meeting.

Only registered holders of common shares of the Company, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, common shares of the Company that are beneficially owned by a holder (a "Non-Registered Holder") are registered either:

(a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument [54-101], the Company will distribute copies of the Notice of Meeting, this Management Information Circular, the form of proxy and the 2005 annual report (which includes management's discussion and analysis) (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. Intermediaries are required to forward Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise complete the form of proxy in accordance with its directions and deposit it with Computershare at 100 University Avenue, 9th floor, Toronto, Ontario, M5J 2Y1 Attention: Proxy Department; or

(b) be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone).

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on that form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.

Voting in Person

If you attend the Meeting in person, and are a registered shareholder, you can cast one vote for each of your registered common shares on any or all resolutions put before the Meeting. You may dissent from any matter proposed at the Meeting by withholding from voting your common shares for the resolutions at the Meeting.

Voting of Proxies and Exercise of Discretion

The common shares of the Company (the "Common Shares") represented by proxies in favour of the management representatives will be voted (or withheld from voting) by the persons named in the form of proxy in accordance with the directions of the shareholder appointing them. In the absence of any direction to the contrary, it is intended that the Common Shares represented by proxies in favour of the management representatives will be voted on any ballot for the election of the directors and for the appointment of auditors, as described in this Management Information Circular. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to matters not specifically mentioned in the Notice of Meeting but which may properly come before the Meeting or any adjournment or postponement thereof. At the date of this Management Information Circular, management knows of no such amendments, variations or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting and routine matters incidental to the conduct of the Meeting. If any further or other matter is properly brought before the Meeting, the persons designated in the enclosed form of proxy will vote thereon in accordance with their best judgement pursuant to the discretionary authority conferred by such proxy with respect to such matters.

Revocability of Proxies

A proxy given pursuant to this solicitation may be revoked, as to any motion on which a vote has not already been cast pursuant to the authority conferred by it, by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized, and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting or any adjournment or postponement thereof, or with the chair of the Meeting on the day of the Meeting, or any adjournment or postponement thereof, or in any other manner permitted by law.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote that is not received by the Intermediary at least seven days prior to the meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The holders of record of Common Shares as at the close of business on March 23, 2006 (the "Record Date") are entitled to receive notice of the Meeting and will be entitled to vote at the Meeting, except that a transferee of such Common Shares acquired after the Record Date shall be entitled to vote the transferred Common Shares at the Meeting if he or she produces properly endorsed certificates for such Common Shares or otherwise establishes that he or she owns such Common Shares and demands, by written request delivered to the Corporate Secretary of the Company at its registered office (111 Gordon Baker Road, Suite 300, Toronto, Ontario, M2H 3R1) no later than May 17, 2006, that his or her name be included in the list of shareholders entitled to vote at the Meeting.

As of March 15, 2006, Marsulex had 32,599,898 Common Shares issued and outstanding. Each Common Share entitles the holder thereof to one vote.

To the knowledge of the directors and officers of the Company, the only person or corporation which beneficially owned on March 1, 2006, directly or indirectly, or who on such date exercised control or direction over more than 10% of the voting rights attached to any class of voting securities of the Company outstanding on the Record Date are:

(a) TD Capital Canadian Private Equity Partners Fund ("TD Capital"), a Toronto-Dominion Bank fund, which directly and indirectly owned 18,364,279 Common Shares representing approximately 56.3% of the outstanding Common Shares on that date.

(b) AIM Funds Management Inc. (Canada), which filed an Alternative Monthly Report under Proposed National Instrument 62-103 as of September 30, 2005 (which report has not been amended) reporting ownership of 3,321,900 Common Shares representing approximately 10.2% of the then outstanding Common Shares.

(c) Howson Tattersall Investment Counsel Limited, which filed an Alternative Monthly Report under Proposed National Instrument 62-103 as of January 31, 2006 (which report has not been amended) reporting ownership of 3,394,086 Common Shares representing approximately 10.4% of the then outstanding Common Shares.


PARTICULARS OF MATTERS TO BE ACTED UPON

1.       ELECTION OF DIRECTORS

The Articles of the Company provide that the Company shall have a minimum of three directors and a maximum of fifteen directors. The number of directors to be elected at the Meeting has been fixed at eight. The term of office for each of the present directors will expire at the Meeting when a successor is elected. Each director elected at the Meeting shall hold office until the next annual meeting of shareholders or, subject to the Company's by-laws and to applicable laws, until such office is earlier vacated.

The management representatives designated in the enclosed form of proxy intend to vote for the election, as directors, of the proposed nominees whose names are set out below. All of the nominees are now directors and have been directors of the Company since the dates set out opposite their names. Subject to the proposed nominees' acceptance of a directorship, management does not expect that any of the proposed nominees will be unable to serve as a director. However, if any of the proposed nominees are for any reason unable to serve as a director, the persons named in the enclosed form of proxy will use their best judgement in voting for an alternative nominee.

The following table sets forth the names of and certain additional information for the persons proposed to be nominated for election as directors of the Company. Current members of each of the four standing committees of the Board of Directors are indicated by footnote. The Company does not have an executive committee of the Board.


                                                      Board of Directors

----------------------------------------------------------------------------------------------------------------------------

                                                                                              Number of
                                                                                              Securities       Number of
     Name and                                                                  Number of         Under         Deferred/
   Municipality                                                   Director      Common          Options       Performance
   of Residence             Principal Occupation                    Since      Shares(1)       Granted       Share Units(2)
----------------------------------------------------------------------------------------------------------------------------

Roderick Barrett (3)      Managing Partner
Toronto, Ontario          Stikeman Elliott LLP,                     1993          18,286        40,000           27,314
                          Barristers & Solicitors
----------------------------------------------------------------------------------------------------------------------------
William Lambert           Partner
Toronto, Ontario          Birch Hill Equity Partners (7)            2002               0             0                0
----------------------------------------------------------------------------------------------------------------------------
Ian M. Matheson (5)       Chief Consulting Officer
Mississauga, Ontario      Risk Management Consultants of            1989          11,068        40,000           28,484
                          Canada Limited
----------------------------------------------------------------------------------------------------------------------------
David McCann (6)          Partner
Toronto, Ontario          Birch Hill Equity Partners (7)            2002               0             0                0
----------------------------------------------------------------------------------------------------------------------------
John A. Rogers (3)(4)     Company Director (8)
Toronto, Ontario                                                    1996          11,068        40,000           27,676
----------------------------------------------------------------------------------------------------------------------------
William C. Stevens        Principal
Toronto, Ontario          Birch Hill Equity Partners (7)            2005               0             0                0
----------------------------------------------------------------------------------------------------------------------------
Lee C. Stewart (4)(6)
Weston, Connecticut       Company Director                          2000          12,903        16,000            8,968
----------------------------------------------------------------------------------------------------------------------------
Robert Yohe (3)(4)(5)(6)  Company Director                          1996          49,067        40,000           12,122
Bonita Springs, Florida
----------------------------------------------------------------------------------------------------------------------------

(1)      Includes Common Shares over which control or direction is exercised. The information as to Common Shares beneficially owned or controlled, not being within the knowledge of the Company, has been given by the directors.
(2)      Directors, with the exception of Messrs. Lambert, McCann and Stevens, have the option of receiving their compensation in the form of Deferred Share Units under the Marsulex Deferred Share Unit Plan (Directors) and may be
         granted Performance Share Units under the Marsulex Performance Share Unit Plan.
(3)      Member of the Corporate Governance Committee.
(4)      Member of the Audit Committee.
(5)      Member of the Environmental, Health & Safety Committee.
(6)      Member of the Human Resources and Compensation Committee.
(7)      Birch Hill Equity Partners is a private equity fund raised in August 2005 by the former principals of TD Capital
         Canadian Private Equity Partners.
(8)      Mr. Rogers retired from the position of President and CEO of MDS Inc. in June 2005.


EXECUTIVE COMPENSATION

The following table sets forth, for the year ended December 31, 2005, the compensation of the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Company whose respective total salary and bonus for the year ended December 31, 2005 (including non-cash compensation) exceeded Cdn. $150,000. The Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers are collectively referred to as the "Named Executives."


                                                Summary Compensation Table

-------------------------------------------------------------------------------------------------------------------------

                                                                              Long-Term Compensation
-------------------------------------------------------------------------------------------------------------------------
                                          Annual Compensation                        Awards
-------------------------------------------------------------------------------------------------------------------------

                                                               Other       Securities       Restricted
                                                               Annual         Under           Share
                                                              Compen-        Options          Units         All Other
Name and Principal                    Salary      Bonus       sation        Granted          Granted       Compensation
Position                      Year      ($)        ($)          ($)            (#)           ($) (1)         ($) (2)
-------------------------------------------------------------------------------------------------------------------------
Laurie Tugman                 2005    325,000     162,500      - (3)                0          424,558         16,500
President and Chief           2004    284,500     105,000      - (3)                0          175,599         15,500
Executive Officer             2003    268,333     127,000      - (3)                0          195,500         13,417
-------------------------------------------------------------------------------------------------------------------------
Edward R. (Ted) Irwin         2005    168,333      55,500    28,487 (4)             0           85,000          8,417
Chief Financial Officer       2004    157,917      44,000    28,285 (4)             0           73,838          7,896
                              2003    146,250      49,225    28,721 (4)             0           67,490          7,312
-------------------------------------------------------------------------------------------------------------------------
Robert Cardell (5)            2005    189,167      66,000      - (3)                0           76,620         20,921
VP and General Manager,       2004    184,167      55,000      - (3)                0           67,120         20,719
Power Generation              2003    179,166      34,800      - (3)                0           60,260         19,792
-------------------------------------------------------------------------------------------------------------------------
Doug Osborne                  2005    166,167      60,000      - (3)                0           95,200          8,308
Vice President,               2004    145,833      53,000    21,996 (6)             0           69,810          7,291
Western Markets               2003    139,167      50,000    23,584 (6)             0           61,200          6,958
-------------------------------------------------------------------------------------------------------------------------
Brian Stasiewicz (7)          2005    205,000      66,000      - (3)                0           87,565         23,062
Vice President,               2004    204,167      46,000      - (3)                0           74,533         22,969
Refinery Services             2003    200,000      73,000      - (3)                0           72,767         22,083
-------------------------------------------------------------------------------------------------------------------------
NOTES:

(1)      The value of the performance share units is calculated by multiplying the number of units granted by the closing price of the Company's Common Shares as at the date of the grant (2005 - $6.80; 2004 - $5.37; 2003 - $3.40). A total of 154,800 performance share units were granted by the Board of Directors in 2005 pursuant to the
         Performance Share Unit Plan described below, which units were valued on December 31, 2005 at $1,222,920.
         Dividends are not paid on performance share units.
(2)      Amounts reported include contributions to a group registered retirement savings plan available to all employees of the Company.
(3)      The value of perquisites and benefits paid to Name Executive is less than $50,000 and 10% of Named Executive's total annual salary and bonus.
(4)      The amounts reported include amounts paid to Mr. Irwin in respect of his automobile allowance and related expenses (2005 - $21,749; 2004 - $18,638; 2003 - $19,708) and the approximate cost of other benefits provided to all employees, including health and dental insurance, long-term disability insurance and group life insurance.
(5)      All amounts reported for Mr. Cardell are expressed in US dollars.
(6)      The amounts reported include amounts paid to Mr. Osborne in respect of his automobile allowance and related expenses ( 2004 - $13,770; 2003 - $16,180) and the approximate cost of other benefits provided to all employees, including health and dental insurance, long-term disability insurance and group life insurance.
(7)      All amounts reported for Mr. Stasiewicz are expressed in US dollars.


Option Grants

No options were granted in 2005.


                                             2005 Year-End Option Values

-------------------------------------------------------------------------------------------------------------------

                                                                                         Value of Unexercised
                        Securities           Aggregate        Unexercised Options       in-the-Money Options at
                        Acquired on            Value          at December 31, 2005         December 31, 2005
                          Exercise           Realized          (#) Exercisable /           ($) Exercisable /
    Name                    (#)                 ($)            Unexercisable (1)           Unexercisable (1)
-------------------------------------------------------------------------------------------------------------------

Laurie Tugman                nil                 nil              327,250/nil                1,359,000/nil
-------------------------------------------------------------------------------------------------------------------

Edward R. (Ted)              nil                 nil              15,000/nil                   60,000/nil
Irwin
-------------------------------------------------------------------------------------------------------------------

Robert Cardell               nil                 nil              19,500/nil                   78,000/nil
-------------------------------------------------------------------------------------------------------------------

Doug Osborne                 nil                 nil              11,750/nil                   48,503/nil
-------------------------------------------------------------------------------------------------------------------

Brian Stasiewicz             nil                 nil              229,750/nil                 913,450/nil
-------------------------------------------------------------------------------------------------------------------
NOTE:

(1)   Representing options on Common Shares of the Company. The closing price of Marsulex's stock on
      December 31, 2005 was $7.90.


Option Repricings

The Company has not repriced downward any options since the inception of the Stock Option Plan (described below).

Report on Executive Compensation by the Human Resources and Compensation
Committee

The Human Resource and Compensation Committee (the "HRCC") assists the Board of Directors in establishing the compensation philosophy for the Company and reviewing the design, competitiveness and implementation of the Company's compensation and benefit plans. The HRCC annually reviews the performance of the President and Chief Executive Officer and, together with the President and Chief Executive Officer, the performance of senior management.

The HRCC regularly retains independent compensation consultants (Aon Consulting Inc. was retained in 2005) to assist with reviews of the Company's compensation programs. This review compares the Company's program with those of selected comparable companies in the industrial services industries and other small to mid-sized Canadian and U.S. companies. The HRCC believes that this review process provides an effective, ongoing evaluation of the program relative to current industry practice.

The HRCC also reviews and monitors management succession processes and provides assistance to the President and Chief Executive Officer on senior management appointments.

Three Board members, a majority of whom are independent, served on the HRCC in 2005: Robert Yohe (Chair), Lee Stewart and David McCann.

The objectives of the Company's compensation program are to attract and retain highly qualified senior management, motivate superior performance and align the interests of senior management with the interests of the Company's shareholders. The compensation program is linked to achieving both short-term and longer-term goals of the Company. Accordingly, a significant portion of senior management's compensation is based upon the Company's success in meeting specified performance goals, including strategic plan objectives and appreciation in the Company's share price.

The Company's compensation program for senior management is composed of 3 components: (1) base salary, (2) annual incentive awards for the accomplishment of specific goals and objectives, and (3) long-term rewards for increasing shareholder value.

(1)  Base Salary

The Company maintains base salary guidelines derived from an assessment of relative duties and responsibilities with corresponding salary ranges for each position targeted to deliver compensation at or about the market median. The HRCC reviews the base salary structure on an annual basis for equity, consistency with performance, and competitiveness.

(2)  Annual Short-Term Incentive Awards

Under the short-term incentive compensation plan, senior management members are eligible for annual bonuses based on (a) the Company's success in achieving defined performance targets based on earnings before interest, taxes, depreciation and amortization (EBITDA) and return on capital (ROC), and (b) their individual success in accomplishing the personal goals and expectations as determined and set out in their objectives each year. The plan participants, their rates of participation, the minimum standards required to qualify for awards and the criteria used to determine awards under the plan are established annually by the HRCC and recommended to the Board of Directors. The HRCC sets the annual objectives and reviews the performance of the President and Chief Executive Officer, with confirmation by the Board, while the President and Chief Executive Officer sets the annual objectives and reviews the performance of the other Named Executives, with confirmation by the HRCC.

The President and Chief Executive Officer, and Chief Financial Officer are eligible to earn target bonuses of 50% and 35%, respectively, of their base salaries, with both awards based 60% on the achievement of targeted consolidated results and 40% on the achievement of individual performance objectives. The other Named Executives are eligible to earn target bonuses of 35% of their base salaries, based 20% on the achievement of targeted consolidated results, 40% on the achievement of targeted results for which they are responsible, and 40% on the achievement of individual performance objectives. Under this plan, the participants can earn bonuses in excess of their targets, up to certain maximums, in the event that targeted consolidated results, targeted business results, and/or individual performance objectives are exceeded.

(3)  Long-term Rewards

All Named Executives participate in an incentive compensation plan under which they are entitled to long-term awards based on the Company's success in achieving return on capital objectives. The HRCC determines the annual plan targets each year, subject to the approval of the Board.

Performance Share Unit Plan and Deferred Share Unit Plan (Executives)

In 2002, the Company established a Performance Share Unit Plan (the "PSU Plan") to provide long-term incentive compensation for management employees and key persons that emphasizes pay for performance. Grants under the PSU Plan are made at the discretion of the Board, which also prescribes the performance factors (measured by the Company's return on capital) used to determine the number of performance share units (PSU's), which will vest at the expiry of the grant period. Plan participants who elect not to participate in the Deferred Share Unit Plan (described below) and who continue to be employed by the Company at the expiry of the grant period, will be entitled to that number of Marsulex common shares that can be purchased on the open market with an amount equal to the number of vested PSU's multiplied by the then market value of the common shares less all applicable source deductions.

The Company also established a Deferred Share Unit Plan (Executives) (the "DSU Plan") for management employees and key persons to defer until retirement, termination, resignation or death, delivery to the participant of the underlying common shares of Marsulex and the concomitant requirement for the payment of taxes associated therewith. Unless a participant elects otherwise, vested PSU's automatically convert on a one-for-one basis to deferred share units (DSU's) at the expiry of the grant period. On the settlement date (a date between the date of retirement, termination, resignation or death and the end of the following calendar year), a participant is entitled to receive a number of common shares of the Company purchased on the open market, or cash, or a combination of such shares and cash at his/her discretion. The entitlement amount is the amount of DSU's multiplied by then market value of the shares less all applicable source deductions.

Stock Option Plan

In 2002, the Company discontinued the use of stock options for long-term incentive compensation and replaced them with grants under the PSU Plan.

The Company`s stock option plan for management employees and key persons (the "Stock Option Plan") remains in effect. Persons generally employed by the Company in management functions, senior officers and directors of the Company, or an affiliate of the Company, are eligible to participate in the Stock Option Plan. Participants are determined by the HRCC and confirmed by the Board. The number of Common Shares issuable under the Plan cannot, at present, exceed 3,120,227. Options are to be issued with an exercise price of not less than the closing price of the Common Shares on the Toronto Stock Exchange on the day prior to the issuance and are to be exercisable for up to a maximum of ten years. The Board may, in granting options, provide that the right to exercise the options vests over a specified period. In such a case, the options nevertheless become automatically exercisable in full if control over the Company changes. If a participant's employment is terminated due to death or voluntary resignation, or if a director participant leaves the Board, the vesting of options held by such participant automatically ceases and vested options may not be exercised by the participant after the earlier of the first anniversary of such termination and the expiry of the options. If a participant's employment is terminated otherwise than for cause, the vesting of options held by the participant continues during the notice period established by the participant's employment contract or otherwise and vested options held by the participant may be exercised until the option's expiry period. No financial assistance is provided by the Company to assist grantees of options to purchase Common Shares.

Stock Ownership Guidelines

In order to better align senior management's interests with those of the Company's shareholders, the Company has adopted minimum stock ownership guidelines. Under these guidelines, executives (including the Named Executives) are expected to accumulate and hold common stock, performance share units and vested "in-the-money" stock options (as described above) in accordance with the following table:


--------------------------------------------------------------------------------------------------------

                                                                                    Value of units
                                            Guideline             Minimum           held under this
                                        Multiple of Base         Guideline           Guideline at
      Name                                  Salary                Value           December 31, 2005 (1)
--------------------------------------------------------------------------------------------------------

Laurie Tugman                                 2 times              $650,000             2,485,356
--------------------------------------------------------------------------------------------------------

Edward R. (Ted) Irwin                         1 times              $170,000              401,400
--------------------------------------------------------------------------------------------------------

Robert Cardell (2)                            1 times              $190,000              415,001
--------------------------------------------------------------------------------------------------------

Doug Osborne                                  1 times              $170,000              384,081
--------------------------------------------------------------------------------------------------------

Brian Stasiewicz (2)                          1 times              $205,000             1,131,382
--------------------------------------------------------------------------------------------------------

NOTES:
(1)   Units were valued at the closing price of Marsulex's stock on December 31, 2005 of $7.90.

(2)   All amounts reported are expressed in US dollars.


Benefits

Executive Officers of the Company are entitled to receive other benefits on substantially the same basis as employees of the Company generally. Other benefits specific to the former CEO are described in the previous section.

Review of President and Chief Executive Officer Compensation

In determining the 2005 long-term incentive award for Laurie Tugman, President and Chief Executive Officer of the Company, the HRCC took into consideration Mr. Tugman's performance against his 2005 goals and objectives as President and Chief Executive Officer established by the Board of Directors. These included the Company's actual 2005 performance against specific metrics reviewed and approved by the Board of Directors, as well as the accomplishment of specific operational and organizational objectives, including the successful acquisition of the Stablex business and the agreements for the expansion of the Montreal Facility. Mr. Tugman was awarded incentive compensation of $162,500 in consideration of his successful accomplishment of the above objectives. A total of 62,435 performance share units were granted to Mr. Tugman in March of 2005 under the Company's PSU and DSU (Executive) plans.

Summary

The HRCC is satisfied that the Company's compensation program is competitive and reflects market practices, is appropriate to attract and retain a skilled team of senior management to motivate superior performance in order to achieve the Company's strategic objectives and optimize shareholder value.

The foregoing report was submitted to the Board of Directors for approval by the Human Resources and Compensation Committee:

         Robert Yohe (Chair)
         David McCann
         Lee Stewart

Performance Graph

The following graph compares the total cumulative shareholder return for $100 invested in common shares of the Company with the total cumulative return of the S&P/TSX Composite Index over the last five years. On December 31, 2005, the Company's Common Shares closed at $7.90.

         [GRAPHIC OMITTED] The graph has a line for each of Marsulex and the S&P/TSX Composite Index for 2000-2005, the appropriate yearly points on the graph are as follows in Cdn$:

                   Year             Marsulex           S&P/TSX
                                                      Composite

                   2000                100               100
                   2001                180                85
                   2002                200                75
                   2003                250               100
                   2004                350               120
                   2005                395               140


Employment Contracts

All of the Named Executives are parties to offer letters with the Company, which outline the terms and conditions pertaining to their employment. In addition to the compensation under the heading "Executive Compensation" above, these contracts provide as follows:

In the case of Laurie Tugman, if Mr. Tugman's employment is terminated for any reason other than for cause, the Company is obligated to continue to pay Mr. Tugman's total compensation, including benefits and car allowance, for a period of 24 months. In the case of Ted Irwin, if Mr. Irwin's employment is terminated as a result of a sale of the Company, the Company is obligated to pay Mr. Irwin severance of 12 months salary and benefits. If Mr. Irwin's employment is terminated for any other reason other than for cause, the Company is obligated to pay him severance of 9 months (12 months on or after March 2007) salary and benefits. In the case of Robert Cardell, if Mr. Cardell's employment is terminated by the Company for any reason other than for cause, the Company is obligated to provide at least 12 months notice or payment in lieu thereof. In the case of Doug Osborne, if Mr. Osborne's employment is terminated as a result of a sale of the Company, or the sale of the Company's western business, the Company is obligated to pay Mr. Osborne severance of 12 months salary and benefits. If Mr. Osborne's employment is terminated for any other reason other than for cause, the Company is obligated to pay him severance of 9 months salary and benefits. In the case of Brian Stasiewicz, if Mr. Stasiewicz's employment is terminated for any reason other than for cause, the Company is obligated to provide him with approximately 15 months notice or a payment equivalent to such period in lieu of notice.

The annual salaries of officers of the Company (including the Named Executives) were recently reviewed. Effective March 1, 2006, the base salaries of the Named Executives are: Laurie Tugman - $335,000; Ted Irwin - $175,000; Robert Cardell
- US$195,000; Doug Osborne - $178,000; and Brian Stasiewicz - US$210,000.

Compensation of Directors

No fees are paid to Messrs. Lambert, McCann or Stevens for acting as directors of the Company. Every other director of the Company is entitled to receive an annual retainer of $20,000 and an annual grant of PSU's with a value of $20,000 at the time of grant, meeting fees in the amount of $1,500 per Board meeting and $500 per committee meeting. A director who is the chair of a committee of the Board receives an additional annual retainer of $4,500 effective March 1, 2005.

In 2002, the Company established a Deferred Share Unit Plan (Directors) (the "DSU Directors' Plan") pursuant to which a director can elect to receive no less than 25% and up to 100% of his annual retainer in deferred share units (DSU's) in lieu of cash or shares. If a director elects to so receive 100% of his annual retainer in the form of DSU's, he may also elect to receive 100% of his meeting fees and committee chair fees in the form of DSU's in lieu of a cash payment. On the settlement date (based on the date of resignation or death), a director will be entitled to receive, at his option, common shares of the Company, cash, or a combination of cash and shares in satisfaction of the DSU's. A cash payment or an amount to be used to purchase shares on the open market is the number of DSU's credited to a director's account multiplied by the then market price of the shares less all applicable source deductions. In 2005, a total of 14,149 DSU's were credited to the accounts of directors who elected to participate in the DSU Plan.

Directors (other than Messrs. Lambert, McCann and Stevens) are also eligible to participate in the Company's Stock Option Plan and PSU Plan. No options were granted to directors in 2005. A total of 10,300 PSU's were granted to eligible directors in 2005.

Securities Authorized for Issuance under Equity Compensation Plans

The following table (presented in accordance with Form 51-102F5 of NI 51-102) sets out, as at December 31, 2005, the number of securities to be issued upon the exercise of outstanding options, the weighted average exercise price of outstanding options and the number of securities remaining available for future issuance under the Company's Stock Option Plan. (The Stock Option Plan was approved by the shareholders of the Company; there are no equity compensation plans that have not been approved by the Company's shareholders.)


----------------------------------------------------------------------------------------------------------------------------
                                    Number of shares to be       Weighted-average exercise     Number of shares remaining
                                   issued upon exercise of         price of outstanding          available for future
                                   outstanding options and          options and rights         issuance under the Plan
                                          rights                                              (excluding shares reflected
                                                                                                    in column (a))
      Plan Category                          (a)                           (b)                           (c)
----------------------------------------------------------------------------------------------------------------------------

   Equity compensation plans
   approved by shareholders
----------------------------------------------------------------------------------------------------------------------------
       Stock Option Plan                  1,338,265                       $4.31                        693,795
----------------------------------------------------------------------------------------------------------------------------
             Total                        1,338,265                       $4.31                        693,795
----------------------------------------------------------------------------------------------------------------------------


Indebtedness of Directors and Senior Officers

No director, officer nor the associate of any such person is indebted to the Company.

Interest of Informed Persons in Material Transactions

No informed person (as defined in Material Instrument 51-102) of the Company, which includes its directors and officers, has any interest in any material transaction involving the Company.

Directors' and Officers' Insurance and Indemnification

The Company has a policy of insurance for its directors and officers and those of its subsidiaries. The limit of liability applicable to all insured directors and officers under the current policy, which expires on May 1, 2006, is $55 million in the aggregate inclusive of defence costs. Under the policy, the Company has reimbursement coverage to the extent that it has indemnified the directors and officers in excess of a deductible of $100,000 for each loss. The policy includes securities claims coverage for the Company, insuring it against any legal obligation to pay on account of any securities claims brought against it. The total premium paid by the Company in respect of coverage during 2005 was $235,130, no part of which is payable by the directors or officers of the Company.

The by-laws of the Company also provide for the indemnification of the Company's directors and officers from and against any liability and cost in respect of any action or suit brought against them in connection with the execution of their duties of office, subject to the limitations contained in the Canada Business Corporations Act.

2.       APPOINTMENT OF AUDITORS

The management representatives designated in the enclosed form of proxy intend to vote in favour of the reappointment of KPMG LLP, as auditors of the Company, to hold office until the next annual meeting of shareholders at a remuneration to be fixed by the directors. KPMG LLP has served as auditors of the Company since 1989.

3.       GENERAL MATTERS

Management is not aware of any matter intended to come before the Meeting, other than the matters described in the accompanying Notice of Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named by management in the form of proxy to vote in respect of those matters in accordance with their judgement.

4.       STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Section 17

(1)      General

The Board is focused on new threshold regulatory standards of corporate governance (both proposed and implemented), as well as best practices that go beyond the requirements mandated by regulation. As the Company's shares are listed on the TSX, it must comply with a number of different regulatory requirements relating to corporate governance.

Since Marsulex has securities registered in the United States, it is subject to certain provisions of the United States Sarbanes-Oxley Act of 2002 and related rules and regulations of the U.S. Securities and Exchange Commission (SEC).

Effective June 30, 2005 the Canadian Securities Administrators ("CSA") adopted National Policy 58-201 "Corporate Governance Guidelines" (the "Policy") and National Instrument 58-101 "Disclosure of Corporate Governance Practices" (the "Instrument" and together with the Policy, the "CSA Governance Rules"). CSA Governance Rules have replaced the 14 corporate governance guidelines of the TSX and require that the Company set out the disclosure required under the Instrument, with reference to the "best practices" set out in the Policy.

The guidelines for effective corporate governance contained in the CSA Governance Rules, together with a brief description of the alignment of the Company's practices with respect to such guidelines, are set out in Appendix 1 to this Management Information Circular. Attached as Appendix 2, is a copy of the Mandate of the Board of Directors, required disclosure under the CSA Governance Rules.

Summaries of the Mandate of the Company's Board of Directors and the Terms of Reference for its Audit Committee, Human Resources and Compensation Committee, Corporate Governance Committee and Environmental, Health and Safety Committee, can be found in the section entitled "Item 6, Directors, Senior Management and Employees - Board Practices" in the Company's Annual Information Form (or Form 20-F, as the case may be).

Other Information Concerning Marsulex

The Common Shares are listed on the TSX under the trading symbol "MLX".

Copies of the Company's latest Annual Information Form (or Form 20-F, as the case may be) (together with the documents incorporated therein by reference), the comparative financial statements of the Company for 2005 together with the report of the auditors thereon, management's discussion and analysis of the Company's financial condition and results of operations for 2005, the interim financial statements of the Company for periods subsequent to the end of the Company's last fiscal year and this Management Information Circular are available upon request from the Company at 416-496-9655. Additional information relating to the Company is on SEDAR at www.sedar.com at the Company's profile.

Approval by Board of Directors

The Board of Directors of Marsulex has approved the contents and the sending of this Management Information Circular to the shareholders of the Company.


                                           By Order of the Board of Directors

                                           /s/ Laurie Tugman

Toronto, Ontario                           LAURIE TUGMAN
March 22, 2006                             President and Chief Executive Officer

                                                       Appendix 1


---------------------------------------------------------------------------------------------------------------------
1.   Board of Directors
---------------------------------------------------------------------------------------------------------------------

a) Disclose the identity of directors who are             John A. Rogers, Company Director, Toronto, ON.
independent                                               Lee C. Stewart, Company Director, Weston, CT.
                                                          Robert Yohe, Company Director, Bonita Springs, FL
---------------------------------------------------------------------------------------------------------------------
b) Disclose the identity of directors who are not         Roderick Barrett, Managing Partner, Stikeman Elliott LLP,
independent, and describe the basis for that              Barristers and Solicitors, Toronto, ON, partner of counsel
determination                                             to the Company.
                                                          Ian M. Matheson, Chief Consulting Officer, Risk Management
                                                          Consultants of Canada Limited, Oakville, ON, director and
                                                          officer of risk management consultant to the Company.
                                                          William Lambert, Partner, Birch Hill Equity Partners,
                                                          Toronto, ON, partner in firm providing management
                                                          services to TD Capital Canadian Private Equity Partners
                                                          (controlling shareholder)
                                                          David McCann, Partner, Birch Hill Equity Partners, Toronto,
                                                          ON, partner in firm providing management services to TD
                                                          Capital Canadian Private Equity Partners (controlling
                                                          shareholder)
                                                          William C. Stevens, Principal, Birch Hill Equity Partners,
                                                          Toronto, ON, principal in firm providing management services to TD Capital Canadian Private Equity Partners (controlling shareholder)
-----------------------------------------------------------------------------------------------------------------------
c) Disclose whether or not a majority of directors        The Board currently consists of eight members, three of
are independent                                           whom are independent directors. The Board considers that
                                                          the majority of directors not being independent is reasonable given that the Company has a controlling shareholder and three of the directors who are not independent are associated with that controlling shareholder. The Board  also considers that the unique value added by each of the directors who are not independent outweighs any perception of lack of independence
-----------------------------------------------------------------------------------------------------------------------
d) If a director is presently a director of any other     Lee C. Stewart is a director of AEP Industries, P.H.
issuer that is a reporting in a jurisdiction or           Glatfelter & Company and International Transmission Company.
a foreign jurisdiction, identify both the director and    Robert Yohe is a director of Airgas, Inc., Calgon Carbon
the other issuer                                          Corporation, and The Middleby Corporation.
-----------------------------------------------------------------------------------------------------------------------
e) Disclose whether or not the independent directors      The independent members of the Board to date have not held
hold regularly scheduled meetings at which                regularly scheduled meetings at which the non-independent
non-independent directors and members of management are   members of the Board and management were not in attendance.
not in attendance. If the independent directors hold      However, the independent directors are provided the
such meetings, disclose the number of meetings held       opportunity to meet without the presence of management at the
since the beginning of the issuer's most recently         conclusion of regularly scheduled Board meetings.
completed financial Year
-----------------------------------------------------------------------------------------------------------------------
f) Disclose whether or not the chair of the Board is      The Board does not have an independent Chair. David McCann,
an independent director. If the Board has a chair or      Chair of the Board, is a partner in the firm providing
lead director who is an independent director, disclose    management services to the Company's controlling shareholder.
the identity of the independent chair or lead             The Board considers that he is uniquely qualified to act as a
director, and describe his or her role and                liaison between the Board and the Chief Executive Officer and
responsibilities                                          to ensure that adequate and timely disclosure of information is made to the Board.
-----------------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------------------
g) Disclose the attendance record of each                              Board of Directors
director for all Board meetings held since the            Director                 Meetings Attended (5 held)
beginning of the issuer's most recently completed         ---------------------------------------------------
financial year                                            Roderick Barrett                    4
                                                          William Lambert                     5
                                                          Ian M. Matheson                     5
                                                          David McCann                        5
                                                          John A. Rogers                      4
                                                          William Stevens                     5
                                                          Lee C. Stewart                      5
                                                          Robert Yohe                         5
-----------------------------------------------------------------------------------------------------------------------
2.   Board Mandate
-----------------------------------------------------------------------------------------------------------------------
Disclose the text of the Board's written mandate. If      The Mandate of the Board of directors is attached as
the Board does not have a written mandate, describe       Appendix 2
how the Board delineates its role and responsibilities
-----------------------------------------------------------------------------------------------------------------------
3.   Position Descriptions
-----------------------------------------------------------------------------------------------------------------------
a) Disclose whether or not the Board has developed        Although written position descriptions have not yet been
written position descriptions for the chair and           the adopted, the Chair of the Board and each committee are
the chair of each Board committee. If the Board           aware of the roles and responsibilities of each such
has not developed written position                        position, including:
descriptions for the chair and/or the chair               o    chairing meetings;
of each Board committee, briefly describe                 o    planning and organizing Board/committee activities;
how the Board delineates the role and                     o    providing leadership to enhance effectiveness;
responsibilities of each such position                    o    ensuring responsibilities are well understood by
                                                               Board/committee members and management, and
                                                               that the boundaries between Board and management
                                                               responsibilities are clearly understood and
                                                               respected;
                                                          o    ensuring that adequate resources are available,
                                                               including timely and relevant information, to allow
                                                               the Board/committee to meet its responsibilities; and
                                                          o    reporting to the full Board on decisions or
                                                               recommendations made by a committee.
-----------------------------------------------------------------------------------------------------------------------
b) Disclose whether or not the Board and Chief            In connection with the appointment of the President and
Executive Officer have developed a written position       Chief Executive Officer in November 2004, the position
description for the Chief Executive Officer.              description of this office was reviewed and updated. The
If Board and the Chief Executive Officer have not         compensation of the President and Chief Executive Officer
developed such a position description, briefly describe   is directly tied to the successful completion of objectives
how the Board delineates the role and responsibilities    determined and  evaluated by the Board, assisted by the
of the Chief Executive Officer                            Compensation Committee. In addition, the Company has an
                                                          Authorization Policy, approved by the Board, which sets
                                                          out the limits of the President & Chief Executive Officer's
                                                          (and other officers') authorization by financial and other parameters.
-----------------------------------------------------------------------------------------------------------------------
4.   Orientation and Continuing Education
-----------------------------------------------------------------------------------------------------------------------
a) Briefly describe what measures the Board takes to      The Company does not have a formal process of orientating new
orient new directors regarding i) the role of the         directors. However, new directors meet with management to
Board, its committees and its directors, and ii) the      review the business of the Company and are provided with
nature and operation of the issuer's business             certain historical documentation and materials from recent
                                                          Board and Committee meetings.
-----------------------------------------------------------------------------------------------------------------------
b) Briefly describe what measures, if any, the Board      The Board has not developed a formal continuing education
takes to provide continuing education for directors. If   program. The Corporate Secretary of the Company and Company's
the Board doesn't provide continuing education,           counsel provide regular updates to the Board on new
describe how the Board ensures that its directors         developments in corporate governance. Information on seminars
maintain the skill and knowledge necessary to meet        and conferences is also passed along to directors.
their obligations as directors
-----------------------------------------------------------------------------------------------------------------------
5.   Ethical Business Conduct
-----------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------
a) Disclose whether or not the Board has adopted a        The Board has adopted a written Code of Conduct for the
written code for the directors, officers and employees.   Company's directors, officers and employees.  It can be viewed
If the Board has adopted a written code:                  on the Company's website at www.marsulex.com under "Investors".
i) disclose how a person or company may obtain a copy     The Board is responsible for monitoring the ongoing compliance
of the code;                                              with the Code and has directed the President and Chief
ii) describe how the Board monitors compliance with its   Executive Officer to promptly report to the Board any
code, or if the Board does not monitor compliance,        violations of the Code. In addition, the President and Chief
explain whether and how the Board satisfies itself        Executive Officer reports to the Board on an annual basis,
regarding compliance with its code; and                   receipt of written certificates of compliance from each
iii) provide a cross-reference to any material change     director, officer and employee.
report filed since the beginning of the issuer's most
recently completed financial year that pertains to any
conduct of a director or executive officer that
constitutes a departure from the code.
-----------------------------------------------------------------------------------------------------------------------
b) Describe any steps the Board takes to ensure           Any transactions or agreements in respect of which a director
directors exercise independent judgment in                or executive officer has a material interest require
considering transactions and agreements in respect        independent approval.
of which a director or executive officer has a
material interest
-----------------------------------------------------------------------------------------------------------------------
c) Describe any other steps the Board takes to            The Board believes the Company's Code of Conduct promotes a
encourage and promote a culture of ethical business       culture of ethical business conduct.
conduct
-----------------------------------------------------------------------------------------------------------------------
6.       Nomination of Directors
-----------------------------------------------------------------------------------------------------------------------
a) Describe the process by which the Board identifies     The Board does not have a nominating committee, however, the
new candidates for Board nomination                       mandate of the Corporate Governance Committee includes
b) Disclose whether or not the Board has a nominating     responsibility for assisting the Board in filling vacancies on
committee composed entirely of independent directors.     the Board. The Corporate Governance Committee is composed of a
If the Board does not have a nominating committee         majority of independent directors.  The chair of the Committee
Composed entirely of independent directors, describe      maintains a list of potential directors. Nominations to this
what steps the Board takes to encourage an objective      list come from all current Board members utilizing their
nomination process                                        professional and personal networks.  The Corporate Governance
c) If the Board has a nominating committee, describe      Committee reviews these nominees at least annually. When
the responsibilities, powers and operation of the         required, Committee members meet with nominees to assess the
nominating committee                                      suitability of the nominee to be a director and the level of interest of the nominee in becoming a director. Diligence is exercised in determining whether a nominee can be considered independent and whether a nominee participates in any business related to the Company. At the appropriate point in the review and selection process, potential directors are then provided with a history of the Company, the corporate structure
                                                          (including executive and senior management and the Board of
                                                          Directors), an overview of the current business utilizing
                                                          product catalogues, branch locations, and potentially site visits. Publicly available financial information is also
                                                          provided.

                                                          The Committee provides the Board of Directors with its
                                                          recommendation of potential directors.

-----------------------------------------------------------------------------------------------------------------------
7.   Compensation
-----------------------------------------------------------------------------------------------------------------------



a) Describe the process by which the Board                The Human Resources and Compensation Committee is responsible
determines the compensation for the issuer's              for reviewing the adequacy and form of compensation for the
directors and officers                                    directors and the Company's senior management team. The
                                                          Committee considers comparative industry data and retains
                                                          industry consultants as required. The objectives of the
                                                          Company's compensation program are to attract and retain
                                                          highly qualified individuals, motivate superior performance, and align interests with the interest of the Company's
                                                          shareholders.

                                                          From time-to-time the Committee researches and identifies
                                                          trends in employment benefits as well as conducting periodic reviews of the Company's policies in the area of management benefits and perquisites.

                                                          The Committee meets at least twice annually and makes
                                                          recommendations relating to compensation matters to the Board for its consideration and approval.

------------------------------------------------------------------------------------------------------------------------
b) Disclose whether or not the Board has a                The Human Resources and Compensation Committee is composed of
compensation committee composed entirely of               a majority of independent directors.
independent directors. If the Board does not
have a compensation committee composed entirely
of independent directors, describe what steps
the Board takes to ensure an objective process
for determining such compensation
------------------------------------------------------------------------------------------------------------------------
c) If the Board has a compensation committee, describe    Human Resources and Compensation Committee - This Committee
the responsibilities, powers and operation of the         is responsible for assisting the Board in determining
compensation committee                                    compensation of senior management as well as reviewing the adequacy and form of directors' compensation. The Committee annually reviews the goals and objectives of the President and
                                                          Chief Executive Officer for the upcoming year and each year conducts an appraisal of the performance of the President and
                                                          Chief Executive Officer against those objectives.
                                                          The Committee is also responsible for:
                                                          o   reviewing the Report on Executive Compensation in the
                                                              Management Information Circular;
                                                          o   reviewing, and recommending amendments as required, and
                                                              administering all compensation plans (including the Stock
                                                              Option Plan, the PSU/DSU Plans); and
                                                          o   reviewing, as may be required by the Board, special
                                                              employment contracts, offers, or retiring arrangements.

--------------------------------------------------------- ----------------------------------------------------------------
d) If a compensation consultant or advisor has, at any    During 2005, the Human Resources and Compensation Committee
time since the beginning of the issuer's most recently    retained Aon Consulting Inc. to advise the Committee on the
completed financial year, been retained to assist in      competitiveness of the Company's current salary system.
determining compensation for any of the issuer's
directors and officers, disclose the identity of the
consultant or advisor and briefly summarize the mandate
for which they have been retained. If the consultant or
advisor has been retained to perform any other work for
the issuer, state that fact and briefly describe the
nature of the work



-----------------------------------------------------------------------------------------------------------------------

8.   Other Board Committees
-----------------------------------------------------------------------------------------------------------------------

If the Board has standing committees other than the       In addition to the Audit Committee and Corporate Governance
Audit and Corporate Governance committees, identify the   Committee the Company has following standing committees:
committees and describe their function.                   Human Resources and Compensation Committee - This Committee is
                                                          responsible for assisting the Board in determining
                                                          compensation of senior management as well as reviewing the adequacy and form of directors' compensation. The Committee annually reviews the goals and objectives of the Chief
                                                          Executive Officer and the Chief Financial Officer for the
                                                          upcoming year and each year conducts an appraisal of the
                                                          performance of the Chief Executive Officer and the Chief
                                                          Financial Officer.

                                                          Environmental, Health and Safety Committee - This Committee is
                                                          responsible for assisting the Board in monitoring
                                                          environmental, health and safety issues. Responsibilities
                                                          include policies on employee health and safety, the
                                                          environment, product responsibility, and the transportation of hazardous materials. On a regular basis, the Committee
                                                          commissions and reviews external audits related to Marsulex's compliance and reviews management's activities with respect to correcting any deficiencies.

------------------------------------------------------------------------------------------------------------------------
9.       Assessments
------------------------------------------------------------------------------------------------------------------------
Disclose whether or not the Board, its committees and     The Corporate Governance Committee of the Board is responsible
individual directors are regularly assessed with          for assessing the composition, effectiveness and contributions
respect to their effectiveness and contribution. If       of the Board as a whole, its committees or individual
assessments are regularly conducted, describe the         directors. Assessments are conducted on a periodic basis.
process used for the assessments. If assessments are      The Committee undertook a formal assessment of the Board and
not regularly conducted, describe how the Board           individual directors in 2006.
satisfies itself that the Board, its committees,
and its individual directors are performing
effectively
------------------------------------------------------------------------------------------------------------------------

                                   Appendix 2

                         Mandate of Board of Directors


                                    MANDATE
                                    -------

                                     OF THE
                               BOARD OF DIRECTORS
                                       OF
                                 MARSULEX INC.
                              (the "Corporation")




         The Board of Directors of the Corporation shall be responsible for the supervision of the management of the business and affairs of the Corporation. In fulfilling its mandate, the Board shall, either directly or indirectly through committees of the Board:

         (i) adopt and periodically thereafter reassess the strategic plan for the Corporation;

         (ii) identify the principal risks associated with the Corporation's business and review the implementation of appropriate systems to manage those risks;

         (iii) assess the effectiveness of senior management in carrying out corporate strategy by monitoring regular evaluations, management development programs and succession planning;

         (iv) adopt and review for effectiveness, a regulatory communications policy for the Corporation; and

         (v) review the internal controls and management information systems adopted by the Corporation are appropriate given the nature of the Corporation's enterprise.



Reviewed by the Board:
----------------------
December 15, 1997
March 3, 1999
February 24, 2000
February 28, 2001
February 28, 2002
February 26, 2003
March 4, 2004
March 1, 2005